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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                  SCHEDULE TO
                                 (RULE 14D-100)

          TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
                      THE SECURITIES EXCHANGE ACT OF 1934
                            ------------------------

                          MCWHORTER TECHNOLOGIES, INC.
                       (NAME OF SUBJECT COMPANY (ISSUER))

                                 TARTAN, INC.,
                          A WHOLLY OWNED SUBSIDIARY OF

                            EASTMAN CHEMICAL COMPANY
                      (NAME OF FILING PERSONS (OFFERORS))

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
         (INCLUDING THE ASSOCIATED RIGHTS TO PURCHASE PREFERRED STOCK)
                         (TITLE OF CLASS OF SECURITIES)

                                   582803102
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                                 THERESA K. LEE
                             100 NORTH EASTMAN ROAD
                           KINGSPORT, TENNESSEE 37662
                           TELEPHONE: (423) 229-2000
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
                  COMMUNICATIONS ON BEHALF OF FILING PERSONS)
                            ------------------------

                                WITH A COPY TO:

                             MICHAEL P. ROGAN, ESQ.
                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                           1440 NEW YORK AVENUE, N.W.
                             WASHINGTON, D.C. 20005
                           TELEPHONE: (202) 371-7000

                           CALCULATION OF FILING FEE
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
          Transaction valuation*                                          Amount of filing fee*
               $196,028,495                                                      $39,206

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 *   For purposes of calculating the filing fee only. This calculation assumes the purchase of an aggregate of 9,950,685 shares of common stock of McWhorter Technologies, Inc. at $19.70 per share. The amount of the filing fee, calculated in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the transaction value.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:    Not applicable.  Filing Party:  Not applicable.
Form or Registration No.:  Not applicable.  Date Filed:    Not applicable.

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third-party tender offer subject to Rule 14d-1.

[ ] issuer tender offer subject to Rule 13e-4.

[ ] going-private transaction subject to Rule 13e-3.

[ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]
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     This Tender Offer Statement on Schedule TO is filed by Eastman Chemical
Company, a Delaware corporation ("Parent"), and Tartan, Inc., a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Parent. This Schedule TO relates to the offer by Purchaser to purchase all outstanding shares of common stock, par value $0.01 per share, including the associated rights to purchase preferred stock (collectively, the "Shares"), of McWhorter Technologies, Inc., a Delaware corporation (the "Company"), at $19.70 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 12, 2000 (the "Offer to Purchase"), and the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). The information set forth in the Offer is incorporated herein by reference with respect to Items 1 through 9 and 11 of this Schedule TO.

ITEM 10.  FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

     Not applicable.

ITEM 12.  EXHIBITS.

(a)(1)  Offer to Purchase, dated May 12, 2000
(a)(2)  Letter of Transmittal
(a)(3)  Notice of Guaranteed Delivery
(a)(4)  Letter from the Dealer Manager to Brokers, Dealers,
        Commercial Banks, Trust Companies and Other Nominees
(a)(5)  Letter to Clients for Use by Brokers, Dealers, Commercial
        Banks, Trust Companies and Other Nominees
(a)(6)  Guidelines for Certification of Taxpayer Identification
        Number on Substitute Form W-9
(a)(7)  Summary Advertisement as published on May 12, 2000
(a)(8)  Text of Press Release, dated May 12, 2000, issued by Parent
(b)     Not applicable
(d)(1) Agreement and Plan of Merger, dated as of May 3, 2000, by and among Parent, the Purchaser and the Company
(d)(2) Confidentiality Agreement between Parent and the Company, dated as of November 12, 1999
(g)     Not applicable
(h)     Not applicable

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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          Tartan, Inc.

                                          By: /s/ ALLAN R. ROTHWELL
                                            ------------------------------------
                                              Name: Allan R. Rothwell
                                              Title:  President

                                          Eastman Chemical Company

                                          By: /s/ ALLAN R. ROTHWELL
                                            ------------------------------------
                                              Name: Allan R. Rothwell
                                              Title:  President Chemicals Group

Dated: May 12, 2000

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